PRIMERO TO RELEASE FIRST QUARTER 2014 RESULTS AND HOLD
ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 8, 2014

Toronto, Ontario, April 2, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announced today that it plans to release its first quarter 2014 operating and financial results and host its Annual General and Special Meeting of Shareholders ("AGM") on Thursday, May 8, 2014.

Primero has filed its 2013 management's discussion and analysis of financial condition and results of operations ("MD&A") and 2013 audited financial statements along with its Form 40-F, on SEDAR (www.sedar.com) and Edgar (www.sec.gov). Shareholders may request, free of charge, a hard copy of the audited financial statements to info@primeromining.com.

Q1 2014 Results Conference Call Details

Primero is scheduled to release first quarter 2014 operating and financial results before the market opens on Thursday, May 8, 2014. A conference call will be held on Thursday, May 8, 2014 at 9:00 AM ET to discuss the first quarter operating and financial results. Participants may join the call by dialing North America toll free 1 (866) 229-4144 or 1 (416) 216-4169 for calls outside Canada and the U.S., and entering the participant passcode 8103 601#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here:

http://event.onlineseminarsolutions.com/r.htm?e=776622&s=1&k=5F6369F193482EB449D0C807038E3551

A recorded playback of the Q1 2014 results call will be available until August 7, 2014 by dialing 1 (888) 843-7419 or 1 (630) 652-3042 and entering the call back passcode 8103 601#.

AGM Details

The AGM will begin on Thursday, May 8, 2014 at 10:30 AM ET and will be held at the offices of McMillan LLP located at Brookfield Place, Suite 4400, 181 Bay Street, Toronto, ON. For those unable to attend in person please see below for alternative methods of participation.

To listen to the AGM please dial North America toll free 1 (866)-229-4144 or 1 (416) 216-4169 for calls outside Canada and the U.S., and enter the participant passcode: 7004 777#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here:

http://event.onlineseminarsolutions.com/r.htm?e=776844&s=1&k=8B1DD0ABFC8888CC2062C9F823E5AAF4

A recorded playback of the AGM conference call will be available until August 7, 2014 by dialing 1 (888) 843-7419 or 1 (630) 652-3042 and entering the call back passcode 7004777#.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and Grey Fox exploration property in Timmins, Ontario. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com